September 30, 2010

Via Facsimile and U.S. Mail

Jennifer L. Good
President and Chief Executive Officer
Penwest Pharmaceuticals Co.
2981 Route 22, Suite 2
Patterson, New York 12563-2335

      Re: Penwest Pharmaceuticals Co.
             Preliminary Proxy Statement on Schedule 14A
             Filed September 7, 2010
             File No. 001-34267

Dear Ms. Good:

      We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        Jeffrey Riedler
                        Assistant Director

cc: Ann Beth Stebbins, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       Four Times Square
       New York, New York 10036-6522